Prospectus Supplement No. 2 (To Prospectus dated September 29, 2025)	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-290367

Issuance of up to 18,761,062 Common Shares

Akanda Corp.

This prospectus supplement (the “Prospectus Supplement”) is being filed to update and supplement our prospectus contained in our Registration Statement on Form F-1, dated September 29, 2025 (the “Prospectus”), relating to the resale, from time to time of up to an aggregate of 18,761,062 common shares, no par value, of Akanda Corp. (“Common Shares”), by the selling stockholders named elsewhere in the Prospectus (“Selling Stockholders”). The Selling Stockholders may receive the Common Shares included in the Prospectus upon the conversion of principal and interest under outstanding convertible promissory notes of the Company in the aggregate principal amount of $12,000,000 held by such Selling Stockholders. The 18,761,062 Common Shares is calculated based upon the floor price of $0.678 per share as set forth in the convertible promissory notes. The Company registered 18,761,062 Common Shares, which is the maximum amount of Common Shares that can be issued upon conversion of $12,000,000 of principal, plus interest, under the convertible promissory notes.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus under the sections entitled “Prospectus Summary – Other Recent Developments – Shareholder Meeting” on page 7 of the Prospectus and “Risk Factors” commencing on page 15 of the Prospectus. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Common Shares are listed on The Nasdaq Capital Market under the symbol “AKAN”. The last sale price of our Common Share as reported by the Nasdaq Capital Market on December 18, 2025, was $0.6849. None of our Class A Special Shares nor the Class B Special Shares if any when issued, are or will be listed on a national securities exchange or interdealer quotation system.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 15 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 22, 2025

Shareholder Meeting

On November 28, 2025, the Company held a Special Meeting of Shareholders at which a quorum was present, at which the shareholders of the Company approved the following proposals:

●	A proposal to consider and, if deemed appropriate, pass a special resolution, approving one or more amendments to the articles of the Company for one or more future consolidations of the Company’s issued and outstanding common shares on the basis of consolidation ratios to be selected by the Company’s Board of Directors within a range of between two pre-consolidation common shares for one post-consolidation common share and 100 pre-consolidation common shares for one post-consolidation common share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-consolidation common shares for one post-consolidation common share, and (B) such consolidations occur prior to the earlier of the 12-month anniversary of the special meeting and the next annual meeting of shareholders of the Company; and file the articles of amendment to give effect to the share consolidation at the selected consolidation ratio(s).

●	A proposal to consider and, if thought advisable, pass a special resolution (the “FT Share Compensation Resolution”) to approve the issuance of 4,775,972 common shares of the Company, for purposes of complying with NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding common shares as of August 21, 2025, issuable on exchange of Class B Special Shares of the Company to the Shareholders pursuant to the SEA.

●	A proposal to consider and, if thought advisable, pass a special resolution (the “Assumed Indebtedness Share Resolution”) to approve the issuance of (a) an aggregate of 732,384 common shares underlying Class B Special Shares issuable pursuant to the terms of the PGC DSA and Dunstan DSA upon and as a result of the closing of the Transaction (the “Debt Settlement Agreements”) and (b) up to 27,300,000 common shares upon the conversion of all of the principal and interest under the PGC Note and the Dunstan Note, in both cases for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding common shares as of August 21, 2025.

As a result of the approval of Proposal 3, the Company intends to (a) issue an aggregate of 732,384 Class B Special Shares issuable pursuant to the terms of the Debt Settlement Agreements, which convert in accordance with their terms into a like number of Common Shares, and (b) issue up to 27,300,000 Common Shares, from time to time in accordance with its terms, which is the maximum number of shares issuable upon the conversion of US$4,909,995.28 of principal, plus interest, under the PGC Note and the Dunstan Note.

In addition, as a result of the approval of Proposal 1, the Company may strategically effect one or more additional reverse stock splits from time to time without further shareholder approval at different ratios. The Company’s decision whether or not (and when) to effect additional reverse stock splits (and at what ratio to effect such reverse stock splits) will be based on a number of factors, including market conditions, existing and anticipated trading prices for the common shares and the requirements of the Nasdaq Capital Market. The Company has historically effected reverse stock splits when there is downward pressure on the trading price of its common shares.

RISK FACTORS

An investment in our securities is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this prospectus, including our financial statements, and the related notes included in this prospectus, before deciding whether to invest in our securities. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Marijuana’s medical framework in the United States is evolving, but recreational use remains illegal under U.S. federal law, and the enforcement of U.S. cannabis laws will change as a medical regulatory framework is developed.

There are significant legal restrictions and regulations that govern the cannabis industry in the United States. Marijuana remains a Schedule I drug under the Controlled Substances Act, making it illegal under federal law in the United States to, among other things, cultivate, distribute or possess cannabis in the United States. As of 2024, 47 states, the District of Columbia, and the U.S. Territories of Guam, Puerto Rico, and the U.S. Virgin Island allow the of cannabis for medical purposes. 24 states and the District of Columbia have legalized cannabis for recreational purposes. In those states in which the use of marijuana has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act. The Controlled Substances Act presently classifies marijuana as a Schedule I controlled substance, and as such, medical and adult use cannabis use is illegal under U.S. federal law; however, reclassification to Schedule III is in process.

On December 18, 2025, President Trump signed an executive order directing the Attorney General to expedite the reclassification of cannabis from a Schedule 1 to a Schedule III substance under the Controlled Substance Act. While the order does not federally legalize marijuana or its recreational use, it marks a significant policy shift by formally recognizing the drug’s potential medical value for the first time in over 50 years. Schedule III indicates evidence supporting accepted medical use and the moderate to low potential for physical and psychological dependence. The primary implications of rescheduling are: (a) the elimination of IRS Section 280E which enables state-legal cannabis business to deduct standard operating expenses from their federal taxes, (b) reduced administrative and regulatory barriers for clinical trials, (c) a pathway for the Food & Drug Administration (FDA) to develop federal standards for product quality, labeling accuracy, and consumer protection, (e) reduced legal risks for financial institutions, (f) the listing of U.S. medicinal cannabis companies on U.S. stock exchanges, and (g) federal de-prioritization on non-violent marijuana offenses. Rescheduling, nonetheless, does not permit interstate commerce of cannabis within the United States, nor does it override state laws criminalizing marijuana use or provide full banking protections for financial institutions providing traditional services to the U.S. cannabis market. As part of the executive order, a pilot program was established for Medicare beneficiaries to receive up to $500 annually for doctor-recommended CBD products starting in 2026.

However, until this proposed rescheduling rule is finalized by the Attorney General and until the FDA promulgates the regulatory framework with respect to medicinal marijuana , there is a risk that federal authorities may enforce current federal law. Financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the United States may form the basis for prosecution under applicable U.S. federal money laundering legislation. While the approach to enforcement of such laws by the federal government in the United States has trended toward non-enforcement against individuals and businesses that comply with medical or adult-use cannabis regulatory programs in states where such programs are legal, strict compliance with state laws with respect to cannabis will neither absolve us of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against us should we expand our operations into the U.S. However, since U.S. federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, enforcement of federal law regarding marijuana may be a significant risk and could greatly harm our business, prospects, revenue, results of operation and financial condition if we were to expand our operations into the United States. We currently have no operations in the United States and no current plans to expand our operations into the United States in the foreseeable future.

Our activities are, and will continue to be, subject to evolving regulation by governmental authorities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among states in the United States. Due to the current regulatory environment in the United States, new risks may emerge; management may not be able to predict all such risks. Due to the conflicting views between state legislatures and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. There can be no assurance that the federal government will not enforce federal laws relating to marijuana and seek to prosecute cases involving marijuana businesses that are otherwise compliant with state laws in the future. To date, federal enforcement agencies have taken little or no action against state-compliant cannabis businesses in the United States. However, the DOJ may change its enforcement policies at any time, with or without advance notice. The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations may present risks for us if we expand our operations into the United States in the future; however the reclassification to Schedule III and the possibility of a future FDA medicinal regulatory framework for cannabis may reduce some of this uncertainty.